BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703

Tianfu New District, Chengdu, 610200

People’s Republic of China

April 3, 2025

VIA EDGAR

Ms. Lynn Dicker

Ms. Tara Harkins

Mr. Daniel Crawford

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	BGM Group Ltd
Form 20-F for Fiscal Year Ended September 30, 2024
Correspondence from the SEC on March 24, 2025
File No. 001-39805

Dear Ms. Lynn Dicker / Ms. Tara Harkins / Mr. Daniel Crawford / Mr. Tim Buchmiller:

BGM Group Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 24, 2025, regarding its annual report on Form 20-F filed on January 27, 2025 (the “2024 Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the 2024 Form 20-F (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, we have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

Annual Report on Form 20-F for the Fiscal Year Ended September 30, 2024

Part I

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated

Affiliated Entities, page 7

1.	We note that in 2023 the CSRC published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to your Nasdaq listing and securities offerings, whether you and relevant parties have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 11, 24, 25 and 62 of the Amended Registration Statement in response to the Staff’s comment.

1

Item 4. Information on the Company

Facilities, page 76

2.	We note your disclosure on page 107 and elsewhere in your annual report that you have capital expenditures for a “new facility to be built in Chongqing city for producing [y]our heparin products, and the construction of the new facility.” We also note your disclosure on page 97 that you shut down production of heparin in September of 2023. Please revise under this heading and elsewhere as appropriate to describe the nature of and reason for the construction plans, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity, the estimated dates of start and completion of the activity, and the increase of production capacity anticipated after completion. Refer to Item 4.D. of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 96, 100 and 110 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

Consolidated Balance Sheets, page F-4

3.	We note that you have $2.9 million of “Due to related party” recorded as a liability as of September 30, 2024. Please tell us and revise future filings to describe and explain the nature of the relationship, the transactions involving this related party liability, the dollar amounts of the transactions, and the terms and manners of settlement of the liability. Refer to the guidance in ASC 850-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on F-29 and 119 of the Amended Registration Statement in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that as of September 30, 2024, the balance due to related parties consisted of remaining payment amounted to RMB15 million (US$2,140,594 equivalent) of 25% ownership interest in Caihou Capital (Shenzhen) Group Co., Ltd. (“Caihou”) and US$710,932 of construction payment advance by Ahanzhai Development Co., Ltd. (“Ahanzhai”), which is 100% controlled by Mr. Zhanchang Xin, the chairman of Ahanzhai’s board of directors. On October 28, 2024, the Company fully paid RMB 15 million of Caihou’s capital investments and US$710,932 construction payment advance subsequently.

For the year ended September 30, 2024, Chengdu Qilian Trading Co., Ltd. acquired 25% ownership interest of Caihou with a total investment amount of RMB25,000,000 in July 2024, which have been paid in amount of RMB 10,000,000 (US$1,402,584 equivalent) in 2024.

The Company undertakes to update the financial statements and the related disclosure with regards to such transaction in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025.

Note 2 - Summary of Significant Accounting Policies

Construction in Progress, page F-13

4.	We note on page F-4 that you have $5.6 million of construction in progress recorded as an asset as of September 30, 2024, which represents costs of construction incurred for Chongqing’s new manufacturing facilities for heparin products. We further note from page 97 that the company made the decision to shut down production of heparin products and sausage casing in September 2023. Please tell us how you determined that the costs of the construction in progress asset is not impaired in accordance with ASC 360-10.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that, the construction in progress represents our new manufacturing’s facilities, plant and production lines for heparin products in Chongqing city and the afore-said facilities are still under construction. We decided to shut down the factory of Chengdu Qilianshan Biotechnology Co., Ltd. which occupied approximately 78% of the total heparin products of our Group. We have amended the disclosure on page 100 of the Amended Registration Statement accordingly.

2

For the costs of construction in progress, according to the ACS 360-10, we review construction in progress for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no indicators of impairment of these assets (such as adverse legal changes, assets disposal plans) as of September 30, 2024 and September 30, 2023.

5.	As a related matter, we note from page F-7 that you had $2.6 million in payments for construction in progress during the year ended September 30, 2024 and that there is still $1.9 million unpaid as of September 30, 2024. Please tell us why you continue to incur construction expenses considering your disclosures that production has been shut down since September 2023.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that we shut down a production factory of Chengdu Qilianshan Biotechnology Co., Ltd. in September 2023 and we are in the process of constructing a new heparin production line in the Chongqing Tongnan High-Tech Zone (the “Shengfu Production Line”), which is developed by Chongqing Shengfu Biological Technology Co., Ltd., the subsidiary of Chengdu Qilianshan Biotechnology Co., Ltd. The construction of Shengfu Production Line is still ongoing and we continue to incur related construction costs and payments. Please refer to the revised disclosure on page 96 of the Amended Registration Statement for more details.

Prepayments for property and equipment, page F-15

6.	We note prepayments for property and equipment of $660,569 for apartments the company purchased in Tianxi Center from Chengdu Shuangfa Jundi Real Estate Co., Ltd. on June 15, 2021 which will not be received until May 2025. Please tell us why these apartments will not be received until May 2025 and your consideration of impairment of these assets in accordance with ASC 360-10.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that due to the financial constraints of the developer, who serves as the construction party of this project, the project has failed to complete as scheduled. To protect the interests of homebuyers, the Chengdu government has rolled out a series of measures and provided financial assistance to ensure the project's completion. The government will be responsible for delivering the finished properties to homebuyers, with the delivery expected to be in May 2025.

These assets have not been subject to impairment and the reasons are as follow: (i) The properties purchased are situated at subway entrances, offering highly convenient transportation; (ii) There are primary and secondary schools in the surrounding area, which help to categorize them as school - district properties; and (iii) Chengdu is a city prioritized for national development.

According to 360-10, a long-lived asset must be tested for impairment when events or changes indicate its carrying amount may not be recoverable (e.g. significant decline in market value, adverse legal changes and asset disposal plans). The purchase cost was RMB12,968 per square meter and total amount was RMB4,628,888 with area of 356.93 square meters. We cross-checked market value who exceeds the purchase cost from the real estate transaction inquiry website of Chengdu (Sichuan Province) Housing and Urban-Rural Development Information & Archives Center and apartments related information that the company owned respectively. The transaction price announced on the website is RMB 37,142.27 per square meter, which is higher than our purchase price of RMB 12,968 per square meter. After cross-comparison, no impairment has been recognized.

Note 17 - Subsequent Events, page F-32

7.	We note your disclosure that on November 27, 2024, BGM Group entered into a transaction agreement with CISG Holdings Ltd to purchase 100% of the equity interest of the target company for a consideration of 69,995,661 Class A ordinary shares of BGM Group. With reference to ASC 805, please tell us how you accounted for this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that according to ASC 805, we accounted the acquisition with CISG Holdings Ltd (the “Acquisition”) using acquisition method in the treatment of business combination. On the date of Acquisition, parent company recorded long term investment of the target fair value and consideration was settled by the issuance of 69,995,661 ordinary A shares, with par value of $0.00833335, at a purchase price of US$2 per share and the difference was recorded in additional paid-in capital. When the Company combined targets, the difference between identifiable assets and consideration payments was recorded as goodwill, long term investment of parent company and equity of targets are eliminated.

3

We have filed a current report on Form 6-K to submit the audited financial statements and the unaudited pro forma consolidated combined financial statements in relation to the post Acquisition target on March 28, 2025, upon giving effect to the consummation of the Acquisition in accordance with the requirements of the Rule 3-05 of Regulation S-X.

8.	We note your disclosure that on November 27, 2024, BGM Group entered into a transaction agreement with CISG Holdings Ltd ( the “Seller”), and that pursuant to the transaction agreement BGM Group agreed to purchase from the Seller 100 % of the equity interest of the target company for a consideration of 69,995,661 Class A ordinary shares of BGM Group (the “Consideration Shares”), at a purchase price of US$ 2.0 per share of the Consideration Shares. Please disclose the market price of your Class A ordinary shares at the time the transaction agreement was entered into and, if there was a material variance between the market price of your Class A ordinary shares and the US$2.0 per share for the Consideration Shares, please disclose why.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on F-34 of the Amended Registration Statement in response to the Staff’s comment.

*        *        *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please forward them by electronic mail to Mr. Chen Xin at xinchen@qiliancorp.com or by telephone at +86 028-6477-5180.

Very truly yours,

/s/ Chen Xin
Name: Chen Xin
Title: Chief Executive Officer

4